Aurora Cannabis Added to S&P/TSX Composite Index

EDMONTON, March 12, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that the Company, effective Monday March 19, 2018, will be added to the S&P/TSX Composite Index, the primary gauge for Canadian-based, Toronto Stock Exchange listed companies.

The S&P/TSX Composite Index consists of the largest Canadian companies by market capitalization and liquidity. Inclusion in the index broadens a company's addressable institutional investor universe, including index tracker funds and similar vehicles.

"Inclusion in the index just over two years after commencing commercial operations is a reflection of our exceptional pace of growth and shareholder value creation, and a testament to the Aurora Standard, which represents excellence in execution and customer care," said Terry Booth, CEO. "This latest milestone will further expand our retail and institutional investor audience and further enhance Aurora's liquidity, as we continue to execute diligently on our global expansion strategy."

For more information on the S&P/TSX Composite Index go to https://ca.spindices.com/indices/equity/sp-tsx-composite-index

Director Resignation

Aurora also announced today that Joseph del Moral has resigned his position as Director of the Company to pursue a non-cannabis related opportunity. Mr. del Moral, who also resigned from his position as CEO of CanvasRx, will continue to assist both Aurora and CanvasRx during a transitionary period, and will remain available to the Company as an advisor.

"We are sad to see Joseph leave but are grateful for the important role he has played in the development of Aurora, and are pleased that he has agreed to continue supporting Aurora as an advisor," said Terry Booth. "We wish Joseph great success with his new venture."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a fourth facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Ltd.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., who intend to develop a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content:http://www.newswire.ca/en/releases/archive/March2018/12/c7388.html

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For further information: Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523,marc.lakmaaker@auroramj.com

CO:Aurora Cannabis Inc.

CNW 07:00e 12-MAR-18